Exhibit 99.1

Weibo Corporation Prices Offering of US$800 Million Convertible Senior Notes

BEIJING, CHINA, October 26, 2017 — Weibo Corporation (“Weibo” or the “Company”) (NASDAQ: WB), a leading social media in China, today announced the pricing of US$800 million in aggregate principal amount of convertible senior notes due 2022 (the “Notes”) (the “Offering”). The Notes were offered to qualified institutional buyers pursuant to Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and/or certain non-U.S. persons in offshore transactions in compliance with Regulation S under the Securities Act.

Goldman Sachs (Asia) L.L.C. and Credit Suisse Securities (USA) LLC acted as joint bookrunners for the Offering.

The Company has granted the initial purchasers in the Offering a 30-day option to purchase up to an additional US$100 million principal amount of the Notes. The Notes will be convertible into Weibo’s American depositary shares (“ADSs”), each representing as of the date of this press release one Class A ordinary share of the Company, at the option of the holders, based on an initial conversion rate of 7.5038 of the Company’s ADSs per US$1,000 principal amount of Notes (which is equivalent to an initial conversion price of approximately US$133.27 per ADS and represents an approximately 47.5% conversion premium over the closing trading price of the Company’s ADSs on October 25, 2017, which was US$90.35 per ADS).

The conversion rate for the Notes is subject to adjustment upon the occurrence of certain events. Holders of the Notes may convert their Notes, at their option, in integral multiples of US$1,000 principal amount, at any time prior to the close of business on the second business day immediately preceding the maturity date. Weibo will not have the right to redeem the Notes prior to maturity except in the event of certain tax law changes.

The Notes will bear annual interest at a rate of 1.25% per year, payable semiannually in arrears on May 15 and November 15 of each year, beginning on May 15, 2018. The Notes will mature on November 15, 2022, unless previously repurchased, redeemed or converted in accordance with their terms prior to such date.

The Company plans to use the net proceeds of the Offering for general corporate purposes, including working capital needs and potential acquisitions of complementary businesses.

The Company expects to close the Offering on or about October 30, 2017, subject to the satisfaction of customary closing conditions.

The Notes, the ADSs deliverable upon conversion of the Notes and the Class A ordinary shares represented thereby, have not been registered under the Securities Act of 1933, or any state securities laws. They may not be offered or sold within the United States or to U.S. persons, except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act and/or to certain non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any securities, nor shall there be a sale of the securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release contains information about the pending offering of the Notes, and there can be no assurance that the offering will be completed.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Weibo may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Weibo’s limited operating history in certain new businesses; failure to grow active user base and the level of user engagement; the uncertain regulatory landscape in China; fluctuations in the Company’s quarterly operating results; the Company’s reliance on advertising and marketing sales for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products; failure to compete effectively for advertising and marketing spending; failure to successfully integrate acquired businesses; risks associated with the Company’s investments, including equity pick-up and impairment; failure to compete successfully against new entrants and established industry competitors; changes in the macro-economic environment, including the depreciation of the Renminbi; and adverse changes in economic and political policies of the PRC government and its impact on the Chinese economy. Further information regarding these and other risks is included in Weibo’s annual report on Form 20-F for the fiscal year ended December 31, 2016 filed with the SEC on April 27, 2017 and other filings with the SEC. All information provided in this press release and in the attachments is current as of the date hereof, and Weibo does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Weibo Corporation

Weibo is a leading social media for people to create, share and discover Chinese-language content. It provides an unprecedented and simple way for people and organizations to publicly express themselves in real time, interact with others and stay connected with the world. Any user can post a feed and attach multi-media or long-form content. User relationships on Weibo may be asymmetric; any user can follow any other user and add comments to a feed while reposting. This simple, asymmetric and distributed nature of Weibo allows an original feed to become a live viral conversation stream.

Weibo enables its advertising and marketing customers to promote their brands, products and services to users. Weibo offers a wide range of advertising and marketing solutions to its customers, ranging from large companies to small and medium-sized enterprises to individuals. The Company generates a substantial majority of revenues from the sale of advertising and marketing services, including the sale of social display ads and promoted feeds. Weibo has developed and is continuously refining its social interest graph recommendation engine, which enables its customers to perform people marketing and target audiences based on user demographics, social relationships, interests and behaviors, to achieve greater relevance, engagement and marketing effectiveness.

Contact:

Investor Relations

Weibo Corporation

Phone: +86 10 5898-3017

Email: ir@staff.weibo.com